SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release of the registrant, dated December 21, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Date: December 21, 2004	NUR MACROPRINTERS LTD. BY: /S/ David Seligman —————————————— David Seligman Chief Financial Officer

NEWS

FOR IMMEDIATE RELEASE

INSPIRE INVESTMENTS LTD TO INVEST $10 MILLION IN NUR MACROPRINTERS

Investment is subject to the restructuring of NUR’s arrangements with its bank lenders

Dan Purjes to relinquish control and resign from the Board of Directors

Ms. Tamar Peller to join the Board of Directors

LOD, Israel, December 21, 2004 – NUR Macroprinters (Nasdaq-SCM: NURM), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced that it has reached an agreement in principle for an investment of US $10 million by Inspire Investments Ltd. (TASE: INSP). Subject to a definitive agreement, the Company’s Board of Directors has approved the issuance of approximately 15.3 million ordinary shares at $0.65 per share and warrants to purchase 7.2 million ordinary shares at $0.75 per share (the “Warrants”).

The investment, which will require the approval of NUR’s shareholders, also remains subject to completion of due diligence examinations by Inspire, a definitive agreement and the restructuring of the company’s debt with its bank lenders.

In conjunction with the aforementioned transaction, Dan Purjes, chairman of the board of directors and a major shareholder of NUR, has decided to resign from the board of directors, effective immediately. In addition, Mr. Purjes has agreed to enter into a voting agreement with Inspire pursuant to which voting control over all shares owned by Mr. Purjes will be assigned to Inspire. In consideration of Mr. Purjes entering into the voting agreement, Inspire will assign to Mr. Purjes 3.0 million of the Warrants.

The company further reported that following the resignation of Mr. Purjes from the NUR’s board of directors, the board of directors elected Robert F. Hussey as acting chairman. Mr. Hussey has served as a director of the company since September 1997 and he is the chairman of the audit committee of the board of directors. Mr. Hussey is a private investor. From June 1991 to April 1997, Mr. Hussey served as the president and chief executive officer of Metrovision of North America. Prior thereto, from 1984 to 1991, Mr. Hussey served as the president, chief executive officer and director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the vice president/management supervisor for Grey Advertising, Inc. Mr. Hussey is also a director of Digital Lightwave, Inc., New World Power Corp., Digital Data Networks, Corp. and Axcess Inc., which are all publicly held companies. Mr. Hussey holds a B.S. degree in Finance from Georgetown University and an MBA degree in International Finance from George Washington University.

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NUR also reported that it has appointed Ms. Tamar Peller as a new member of the board of director. Ms. Peller has over 10 years of experience in finance. She is the Co-Founder and CFO of Rubidium Ltd., a high tech company specializing in digital voice processing chips and applications. Ms. Pelller holds this position since 1997. Prior to this, Ms. Peller was with the high tech audit group of the accounting firm of Almagor & Co. Ms. Peller holds a B.A. in Accounting and Finance from the College of Management in Tel-Aviv, Israel and she is a Certified Public Accountant. Ms. Peller is a Board Member and the Chairman of the Hi-tech Committee of the Institute of Certified Public Accountants in Israel – Tel-Aviv District.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

ABOUT INSPIRE INVESTMENTS LTD.
Inspire Investments Ltd. (TASE: INSP) is a publicly traded, investment company which acquires significant holdings, and invests management attention to create value, in mature, companies with potential for growth and success in international markets. Inspire’s shares has been traded on the TASE since 1992. The major shareholder of Inspire (approximately 40%) is Mr. Aviram Wertheim who serves as the Chairmen of the Board

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, the failure of the proposed transaction with Inspire Ltd. to close, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to secure waivers from our lenders regarding our failure to fulfill covenants contained in our loan agreements; our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman CFO + 972 (54) 772-6559 cfo@nur.com	IR Firm:	Ehud Helft / Kenny Green GK Investor Relations +1 866 704-6710 ehud@gk-biz.com / kenny@gk-biz.com